SWVL HOLDINGS CORP

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Ms. Janice Adeloye

Ms. Taylor Beech

Swvl Holdings Corp

Registration Statement on Form F-1

Originally Filed August 29, 2022

File No. 333-267144

September 6, 2022

Dear Ms. Adeloye and Ms. Beech:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Swvl Holdings Corp (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 5:00 p.m. (New York City time) on September 8, 2022, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Nicholas Dorsey at (212) 474-1764. The Company hereby authorizes Mr. Dorsey to orally modify or withdraw this request for acceleration.

Very truly yours,
Swvl Holdings Corp

By:	/s/ Youssef Salem
Name:	Youssef Salem
Title:	Chief Financial Officer

cc: Youssef Salem, Chief Financial Officer, Swvl Holdings Corp

Nicholas Dorsey, Cravath, Swaine & Moore LLP